Filed by Enterprise Products Partners L.P.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Enterprise GP Holdings L.P.
Commission File No.: 333-169437
Enterprise Products Partners L.P. is filing an investor presentation that discloses a variety of financial, operating and general information regarding the company. In addition, this material contains references to the proposed merger with Enterprise GP Holdings L.P. The presentation will be posted on our website,www.epplp.com.
Chickasaw Capital MLP Investor Relations Conference September 29, 2010 Randy Burkhalter Vice President All rights reserved. Enterprise Products Partners L.P.

Forward Looking Statements This presentation contains forward-looking statements and information based on the belief of Enterprise Products Partners L.P. (“Enterprise” or “EPD”) and those of its general partner, as well as assumptions made by and information currently available to them. When used in this presentation, words such as “anticipate,” “project,” “expect,” “plan,” “seek,” “goal,” “estimate,” “forecast,” “intend,” “could,” “should,” “will,” “believe,” “may,” “potential,” and similar expressions and statements regarding the plans and objectives of Enterprise for future operations, are intended to identify forward-looking statements. Although Enterprise and its general partner believe that such expectations reflected in such forward-looking statements are reasonable, neither it nor its general partner can give assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those Enterprise anticipated, estimated, projected or expected. Among the key risk factors that may have a direct bearing on Enterprise’s results of operations and financial condition are: yFluctuations in oil, natural gas and NGL prices and production due to weather and other natural and economic forces; yA reduction in demand for its products by the petrochemical, refining or heating industries; yThe effects of its debt level on its future financial and operating flexibility; yA decline in the volumes of energy commodities delivered by its facilities; yThe failure of its credit risk management efforts to adequately protect it against customer non-payment; yActual construction and development costs could exceed forecasted amounts; yThe proposed merger with Enterprise GP Holdings L.P. (“EPE”) may not be completed prior to the December 31, 2010 outside termination date, due to failure to obtain the required approvals by EPE unitholders and regulatory agencies, and the possibility that the anticipated benefits of the merger cannot be fully realized; yOperating cash flows from our capital projects may not be immediate; yNational, international, regional and local economic, competitive and regulatory conditions; yTerrorist attacks aimed at its facilities; and yThe failure to successfully integrate its operations with assets or companies, if any, that it may acquire in the future. The foregoing discussion of important factors may not be all-inclusive and Enterprise provides additional cautionary discussion of risks and uncertainties under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in its recent filings with the U.S. Securities and Exchange Commission. You should not put undue reliance on any forward-looking statements. All forward-looking statements attributable to Enterprise or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained herein, in such filings and in its future periodic reports filed with the U.S. Securities and Exchange Commission. Enterprise has no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All rights reserved. Enterprise Products Partners L.P.

Investor Notice In connection with the proposed merger, EPD has filed a registration statement (Registration No. 333-169437), which includes a preliminary prospectus of EPD and a preliminary proxy statement of EPE and other materials, with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT / PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EPD, EPE AND THE PROPOSED MERGER. A definitive proxy statement / prospectus will be sent to security holders of EPE seeking their approval of the proposed merger after the registration statement is declared effective by the SEC. Investors and security holders may obtain a free copy of the proxy statement / prospectus (when it is available) and other documents containing information about EPE, without charge, at the SEC’s website at www.sec.gov. EPD, EPE and their respective general partners, and the directors and certain of the executive officers of the respective general partners, may be deemed to be participants in the solicitation of proxies from the unitholders of EPE in connection with the proposed merger. Information about the directors and executive officers of the respective general partners of EPD and EPE is set forth in the preliminary proxy statement / prospectus, each partnership’s Annual Report on Form 10-K for the year ended December 31, 2009, which were each filed with the SEC on March 1, 2010, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the source listed above. All rights reserved. Enterprise Products Partners L.P. 3

Overview Largest publicly traded energy partnership in U.S. with an enterprise value of approximately $37 billion (as of September 10, 2010) Diversified, integrated midstream energy system serving producers and consumers of natural gas, NGLs, crude oil, petrochemicals and refined products yAccesses some of the most prolific natural gas, NGL and crude oil supply basins in the U.S. including non-conventional and shale plays yHandles natural gas volumes equal to almost 20% of total U.S. demand yServes all U.S. ethylene steam crackers (largest NGL market) Large asset footprint generates growth opportunities Delivered record operating performance in each of the last 4 years Announced merger with Enterprise GP Holdings L.P. to lower long-term cost of capital and simplify partnership structure All rights reserved. Enterprise Products Partners L.P. 4

Leading Business Positions Across Midstream Energy Value Chain Midstream Energy Services Pipelines NG Ethane Gas Processing L Natural s Propane Butane Gas Iso-Butane Nat. Gasoline Crude Mixed NGLs NGL Pipelines Oil Pipelines Storage NGL Fractionation Trucks Barges Barges Storage Storage Crude Oil Refined Products Pipelines Pipelines Crude Oil Refining Earn fees at every link of the value chain All rights reserved. Enterprise Products Partners L.P.5

EPD Portfolio of Integrated Assets Major Asset Overview 49,100 miles of natural gas, NGL, crude oil, refined products and petrochemical pipelines 195 MMBbls of NGL, refined products and crude oil & 27 Bcf of natural gas storage capacity 25 natural gas processing plants 18 fractionation facilities 6 offshore hub platforms NGL import / export terminals Butane isomerization complex; Octane enhancement facility All rights reserved. Enterprise Products Partners L.P. 6

Geographic and Business Diversification Provide Multiple Earnings Streams $3.1 Billion Gross Operating Margin LTM Ended June 30, 2010 Approx. 70% Fee Based NGL Pipelines & Services (58%) yNatural gas processing & related NGL marketing activities yNGL fractionation plants yNGL import / export terminals yNGL pipelines and storage Onshore Natural Gas Pipelines & Services (14%) yNatural gas pipelines & related marketing yNatural gas storage facilities Petrochemical and Refined Products & Services (15%) yRefined products and petrochemical pipelines yButane isomerization facilities yPropylene fractionation facilities yOctane enhancement facility yMarine terminals & transportation Onshore Crude Oil Pipelines & Services (4%) yCrude oil pipelines, storage terminals & related marketing Offshore Pipelines & Services (9%) yNatural gas pipelines yCrude oil pipelines yPlatform services All rights reserved. Enterprise Products Partners L.P. 7

Record Operating Performance(1)... Onshore & Offshore Natural Gas Pipeline Volumes 13.0 12.0 11.0 TBtu/d 10.0 9.0 8.0 7.0 9.4 Offshore Onshore 10.1 11.0 11.9 12.7 2006 2007 2008 2009 6 Mos 2010 NGL, Crude Oil, Petrochemical & Refined Products Pipeline Volumes 4,200 4,000 3,800 MBPD 3,600 3,400 3,200 3,406 3,574 3,704 3,990 4,025 2006 2007 2008 2009 6 Mos 2010 NGL / Propylene Fractionation & Butane Isomerization Volumes 650 600 550 MBPD 500 450 400 461 563 585 633 2006 2007 2008 2009 6 Mos 2010 Equity NGL Production 145 125 105 MBPD 85 65 45 25 63 88 108 117 124 2006 2007 2008 2009 6 Mos 2010 (1) Recast to include TEPPCO for all periods prior to the merger, which was completed on October 26, 2009. All rights reserved. Enterprise Products Partners L.P. 8

Drives Strong Financial Results Capital Investments (1) Gross Operating Margin Adjusted EBITDA 2006 2007 2008 2009 2010 Projected 2006 2007 2008 2009 6 Mos 2010 2006 2007 2008 2009 6 Mos 2010 Distributable Cash Flow Distributions Declared Retained DCF / Coverage 2006 2007 2008 2009 6 Mos 2010 2006 2007 2008 2009 2010 Recommended 2006 2007 2008 2009 6 Mos 2010 (1) Represents cash used in investing activities as presented on our Statements of Consolidated Cash Flows before changes in restricted cash. All rights reserved. Enterprise Products Partners L.P.

Major Growth Projects... $2.6 Billion Completed through 3Q 2010 Project Description 2009 1Q10 2Q10 3Q10 4Q10 2011 & 2012 Meeker Processing Plant #2 DONE Sherman Extension Natural Gas Pipeline DONE Norco-Garyville Pipeline Expansion DONE Shenzi Oil Pipeline DONE Collbran Valley Pipeline DONE Marathon Gathering System — Piceance Basin — Phase 1 DONE Petal Gas Storage Additional Compression DONE Hutchinson Rail Rack & NGL Storage Expansion DONE Marine Barge Acquisition (4 barges) DONE Eagle Ford White Kitchen Lateral — Segments #1—3 DONE Motiva Refined Products Terminal DONE Mont Belvieu Well Utilization Program DONE Eagle Ford Main Line Expansion — Segment #1 DONE Lou-Tex 12” NGL Pipeline Expansion DONE Trinity River Basin Lateral (partial service 4Q 2009; fully completed July 2010) DONE State Line Gathering Pipeline Expansion DONE Eagle Ford White Kitchen Lateral — Segment #4 DONE Mont Belvieu NGL Fractionator IV v Haynesville Acadian Extension Pipeline v Haynesville Gathering v Anaconda Gas Pipeline Expansion v Motiva Refinery Propane & Butane Connections v Mont Belvieu NGL Fractionator V v Wilson Gas Storage Expansion #5 (5 Bcf) v Eagle Ford Crude Oil Projects v Eagle Ford NGL Pipeline & Fractionation Projects v Eagle Ford Natural Gas Gathering, Processing & Transportation v ...approximately $5.0 Billion in construction projects All rights reserved. Enterprise Products Partners L.P. 10

Visibility to EPD Growth Barnett Shale yFull year benefit from Sherman Extension pipeline yCompleted Trinity River Lateral pipeline in July 2010 Haynesville Shale yAcquisition of M2 Midstream assets; provide platform for growth in gathering and treating services yHaynesville Extension pipeline on schedule for 3Q 2011 in service yHaynesville Extension is catalyst for new contracts to serve industrial markets in South Louisiana; superior delivery points for producers Eagle Ford Shale yBuild / expand rich and lean natural gas, crude oil and condensate pipelines, natural gas processing plants and NGL fractionators yExpand Wilson natural gas storage facility Petrochemical preference for NGLs vs. Crude Oil derivatives yBuild / expand NGL fractionators and distribution pipelines yContracts to supply NGLs All rights reserved. Enterprise Products Partners L.P. 11

EPD Haynesville Shale Activity Overview yCurrently producing approximately 3.2 Bcf/d; estimated 2010 exit rate of 3.7—4.0 Bcf/d y170 rigs currently drilling at 10,500—13,000 feet y250 Tcf estimated reserves yInitial production rates as high as 30 MMcf/d yMore than 3 million acres currently under lease yAdditional success in Bossier Shale $1.2 billion M2 Midstream acquisition yProvides EPD with an excellent footprint from which to grow a natural gas gathering business in core area of Haynesville / Bossier shale play yComplements Haynesville Extension yCompleted expansion of State Line capacity from 400 to 700 MMcf/d in June 2010 Haynesville Extension pipeline project y$1.6 billion 270-mile, 42” / 36” pipeline with approximately 1.8 Bcf/d of capacity yProvide access to industrial and utility markets on Acadian System, Henry Hub and 9 interstate pipelines, including Florida Gas Transmission, Sonat, Transco and Texas Eastern ySubscribed under long-term firm contracts yLocked-in pipe / steel costs yAcquired over 50% of ROW; will begin laying pipe early 1Q 2011 yEstimated completion in October 2011 Source: PIRA All rights reserved. Enterprise Products Partners L.P. 12

Eagle Ford (“EF”) Shale Overview Overview EF has a broad range of potential at depths ranging from 4,000—14,000 feet with more than 5.2 million acres under lease along the Texas Gulf Coast Wells range from crude oil / condensate with associated rich natural gas to lean natural gas Liquid content ranges 0.1—9.0 GPM; Btu from 980 to 1,300; and crude gravity range 40°—70° Potential resource: 60 Tcf natural gas; 12.0 BBbls of crude / condensate; 5.0 BBbls of NGLs Crude, condensate and NGL prices are accelerating pace of development Indicative $3.00 breakeven gas price on rich gas wells on an estimated well cost of $4 million Producers ramping up rigs for 2010: 100 rigs now drilling in EF Shale play 175 producing wells drilled with another 150+ in various stages of drilling and completion Current EF production approximately 300 MMcf/d of natural gas and 40 MBPD of crude / condensate EPD Growth Plans Focus on EF areas with crude oil / condensate with associated NGL-rich natural gas production Maximize utilization of existing system supported by small incremental expansions Execute long-term, firm contracts and acreage dedications to support major expansions yTo date, have executed agreements with a combination of acreage dedications and throughput commitments to support announced expansions of approximately 1.0 Bcf/d Announced major expansions y140-mile crude oil pipeline and associated storage to facilitate deliveries to Cushing and Houston markets y168-mile rich natural gas mainline y600-900 MMcf/d natural gas processing plant y64-mile residue natural gas pipeline from processing plant to Wilson storage facility and downstream 3rd party pipelines y5 Bcf expansion of Wilson natural gas storage facility y127-mile NGL pipeline from processing plant to Mont Belvieu, expandable up to 120 MBPD y75 MBPD NGL fractionator V at Mont Belvieu Source: Texas Railroad Commission and Rigdata All rights reserved. Enterprise Products Partners L.P. 13

Eagle Ford Shale Natural Gas / NGL Expansion All rights reserved. Enterprise Products Partners L.P. 14

Eagle Ford Crude Expansion All rights reserved. Enterprise Products Partners L.P. 15

Petrochemical Preference for NGLs Demand and Margin Comparison NGL Demand by Ethylene Industry 1,400 1,200 1,000 800 Barrels/Day 600 000 400 200 1Q08 2Q 3Q 4Q 1Q09 2Q 3Q 4Q 1Q10 2Q10 Aug 10 Butane 45 71 115 52 36 62 61 53 63 64 47 Propane 332 376 333 206 245 335 377 361 338 381 367 Ethane 789 812 638 627 680 835 803 877 879 830 937 Forward Ethylene Margin by Feedstock cents per pount of ethylene produced 15 10 — 5 0 5 10 15 20 Sep- Oct- Nov- Dec- Jan- Feb- Mar- Apr- May- Jun- Jul- Aug- Sep- 10 10 10 10 11 11 11 11 11 11 11 11 11 C2 C3 C4 Lt Nap Gas Oil Ethylene production from steam crackers is currently at 53 billion pounds per year, which compares to an average 51 billion pounds per year for the last five years yEthylene capacity has declined from approximately 62 billion lbs/year at the end of 2008 to 57 billion lbs/year currently, with most of the rationalization occurring in 2009 in heavy cracker space Ethane is forecasted to continue to provide ethylene producers consistently higher margins than more costly crude oil derivatives over next 12 months yEthylene producers continue to maximize light-end feedstocks with daily volumes of ethane and propane consistently at 1.3 MMBbls/d or 83% of feedslate in 2010 vs. 5-yr average of 67% yCracker modifications have accounted for more than 100 MBPD increase in ethane and NGL cracking capacity; estimate another 100 MBPD of modifications being evaluated Source: Pace Hodson, CMAI, quoted forward prices for feedstocks and company estimates on September 8, 2010 All rights reserved. Enterprise Products Partners L.P. 16

Petrochemical Preference for NGLs Expansion of MTBV NGL Fractionator Mont Belvieu complex is centerpiece of the largest NGL hub in the U.S. Over 100 MMBbls of multiple product underground storage capacity Enterprise’s NGL distribution system is connected to all major refineries and petrochemical facilities NGL fractionation capacity expansion to 380 MBPD y4th 75 MBPD fractionator in service in 4Q 2010 y5th 75 MBPD fractionator estimated completion in early 2012 Enterprise entered into a new 6-year agreement with Anadarko to provide up to 62 MBPD of firm fractionation capacity which began September 1, 2010 ySingle largest fractionation agreement in Enterprise history All rights reserved. Enterprise Products Partners L.P. 17

Merger Between Enterprise Products Partners L.P. (EPD) & Enterprise GP Holdings L.P. (EPE) All rights reserved. Enterprise Products Partners L.P.

EPD / EPE Merger Transaction Summary
Enterprise Products Partners L.P. (NYSE: EPD) and Enterprise GP Holdings L.P. (NYSE: EPE) have agreed to merge. EPD will acquire all outstanding EPE units through a unit-for-unit exchange whereby EPE unitholders would receive 1.5 EPD units for each EPE unit yTransaction value: approximately $9.1 billion yCancels EPD GP’s incentive distribution rights, 2% GP partner interest and approximately 21.6 million EPD units owned by EPE y39.0 million ETE units owned by EPE are retained by EPD yEPD to refinance approximately $1.1 billion of EPE debt on a long-term basis yRepresents an approximate 16% premium to EPE’s closing price on September 3, 2010 yRepresents a substantial increase in distributions to EPE unitholders, approximately 54% based on EPD and EPE’s respective cash distributions paid in August 2010 An affiliate of privately-held Enterprise Products Company (“EPCO”) will waive distributions on certain EPD common units for five years following the merger totaling over $275 million of waived distributions based on August 2010 distribution rate Certain affiliates of EPCO that own approximately 76% of total EPE units outstanding have executed a support agreement to vote in favor of the merger EPD has stated its intent to increase the quarterly distribution rate to $0.5825 per unit and $0.59 per unit for the distributions with respect to the 3rd and 4th quarter of 2010, respectively All rights reserved. Enterprise Products Partners L.P. 19

Strategic Rationale and Benefits to EPD Lower Cost of Capital Lowers EPD’s long-term cost of capital by permanently cancelling EPD GP’s incentive distribution rights yEnhances cash accretion from investments in organic growth projects and acquisitions yAllows EPD to maintain its competitive position when pursuing growth opportunities Simplifies Structure Reduces complexity of partnership structure Enhances transparency for debt and equity investors Maintains Flexibility Unit-for-unit exchange finances approximately 88% of $9.1 billion purchase price with EPD equity Cost Savings Annual synergies of approximately $6 million primarily from eliminating public company expenses associated with EPE All rights reserved. Enterprise Products Partners L.P. 20

EPD Financial Snapshot Unit Price / Yield EPD LP Unit Price (September 9, 2010) $38.08 Current Annualized Cash Distribution Rate $2.30 Current Yield 6.0% Units Outstanding / Daily Volume / Market Cap Units Outstanding (Millions, as of June 30, 2010) 641 Daily Unit Float (Million Units) 1.6 Daily Unit Float ($Millions) $61 Equity Market Capitalization ($Billions) $24 Total Enterprise Value ($Billions) $37 Fortune 500 Ranking (Parent) 92nd Debt Capitalization (June 30, 2010) Senior Unsecured Debt ($Billions) $11.1 Junior Subordinated Debt 1.5 Total Long-term Debt Principal (1) $12.6 Ratio of Debt (2) to LTM Adjusted EBITDA 3.8x Ratio of LTM Adjusted EBITDA to Interest Expense 4.6x Weighted Average Interest Rate 6.0% % Fixed Rate Debt 90% Weighted Average Debt Maturity (3) (Years) 10.0 Liquidity (4) ($Billions) $2.3 Senior Unsecured Debt Rating Fitch / Moody’s / S&P BBB- / Baa3 / BBB-Outlook Stable / Stable / Positive (1) Includes current maturities of long-term debt. (2) Debt in this calculation has been adjusted to reflect the average 50% equity credit that the rating agencies ascribe to the Junior Subordinated Debt. Debt has also been reduced by $495 million of unrestricted cash at June 30, 2010. (3) Assumes first call date for the Junior Subordinated Debt. (4) Total unrestricted cash and available capacity under bank credit facilities. All rights reserved. Enterprise Products Partners L.P. 21

Balance Distribution Growth with Retaining DCF for Financial Flexibility $2.50 $2.25 $2.00 $1.75 Declared $1.50 $1.25 Distributions $1.00 $0.75 $0.50 $0.25 $0.00 $2.30 $2.20 $2.08 $1.95 $1.83 $1.70 $1.54 $1.47 $1.36 $1.19 $1.05 $0.93 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2Q 2010 Annualized 1999 — 2Q 2010 16% DCF Retained ($ in millions) $1,419 $6,498 $913 1.2x LP Distribution Coverage LP Distributions GP Distributions Retained DCF All rights reserved. Enterprise Products Partners L.P. 22

EPD and AMZ MLP Index Attractive Total Return vs. Other Asset Classes 10-Year 5-Year 3-Year 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2Q 2010 CAGR1 CAGR CAGR 1 Commodities EPD EPD Commodities Small Cap Equity REIT Commodities REIT Commodities IG Bonds MLP Index EPD EPD EPD EPD 46.2% 87.0% 58.9%58. 39.0% 47.3% 26.5% 39.1% 33.1% 40.7% -6.6% 76.4% 16.4% 20.1%20. 13.4%13. 11.5%11. EPD MLP Index MLP Index IG Bonds MLP Index Non-US Equity Non-US Equitys EPD EPD Hedge Funds EPD MLP Index MLP Index MLP Index IG Bonds 36.8%36 45.7% 43.7% 10.4% 44.5% 20.7% 14.0% 29.3%29. 16.9%16. -19.1% 64.7%64. 11.8% 18.5% 11.2% 7.2% Non-US Equity Commodities IG Bonds Hedge Funds Non-US Equity Commodities Hedge Funds Non-US Equity MLP Index High Yield Commodities IG Bonds Commodities Hedge Funds MLP Index 27.4% 26.9% 9.4% 3.0% 39.2% 19.2% 7.6% 26.9% 12.7% -21.3% 50.3% 6.7% 7.7% 5.8% 5.1% Small Cap Hedge Funds REIT REIT High Yield EPD Equity MLP Index MLP Index Hedge Funds EPD High Yield High Yield IG Bonds Commodities High Yield 23.4% 14.2% 5.2% 1.8% 35.5%35. 18.3% 6.3% 26.1% 12.6% -30.1%- 39.2% 3.6% 6.6% 5.4% 4.4% Small Cap Equity IG Bonds Hedge Funds REIT REIT MLP Index S&P 500 Small Cap Equit Non-US Equity Small Cap Equity Non-US Equity Hedge Funds Hedge Funds IG Bonds Commodities 21.3% 10.6% 4.4% 0.7% 29.9% 16.7% 4.9% 18.4% 11.6% -33.8% 32.5% 1.5% 6.5% 5.2% 0.4% S&P 500 Hedge Funds High Yield MLP Index S&P 500 EPD REIT S&P 500 IG Bonds MLP Index Small Cap Equity Small Cap Equity High Yield High Yield Hedge Funds 21.0% 4.8% 3.2% -3.4% 28.7% 12.6%12 4.8% 15.8% 6.2% -36.9% 27.2% -2.0% 5.5% 5.1% 0.3% High Yield High Yield Small Cap Equity EPD High Yield S&P 500 Small Cap Equity Hedge Funds S&P 500 S&P 500 S&P 500 REIT REIT Non-US Equity Small Cap Equity 2.6% -0.9% 2.5% -12.1% -12 17.2% 10.9% 4.6% 13.9% 5.5% -37.0% 26.5% -3.8% 3.3% 1.4% -8.6% IG Bonds Small Cap Equity S&P 500 Non-US Equity Hedge Funds Hedge Funds High Yield High Yield High Yield Commodities REIT Commodities Small Cap Equity Small Cap Equity S&P 500 -1.9% -3.0% -11.9% -15.7% 15.4% 9.6% 2.8% 8.3% 2.1% -42.8% 25.1% -5.6% 3.0% 0.4% -9.8% MLP Index S&P 500 Non-US Equity Small Cap Equity Commodities High Yield IG Bonds IG Bonds Small Cap Equity Non-US Equity Hedge Funds S&P 500 Non-US Equity S&P 500 Non-US Equity -7.8% -9.1% -21.2% -20.5% 10.8% 8.5% 1.7% 4.5% -1.6% -43.1% 18.6% -6.7% 0.6% -0.8% -12.9% REIT Non-US Equity Commodities S&P 500 IG Bonds IG Bonds EPD Commodities REIT REIT IG Bonds Non-US Equity S&P 500 REIT REIT
1 CAGR calculations based upon closing prices ending the last trading day of the 2nd quarter for each period Commodities: S&P World Commodity Index; EPD: Enteprise Products Partners L.P.; Hedge Funds: CS Tremont Hedge Fund; High Yield: Vanguard High Yield US Corporate Fund; IG Bonds: Vanguard Intermediate Term US Investment Grade Fund; MLP Index: Alerian Index; Non-US Equity: MSCI Daily Total Return EAFE Index; REIT: S&P REIT Index; S&P 500: S&P 500 Index; Small Cap Equity: Russell 2000 Index Source: Bloomberg All rights reserved. Enterprise Products Partners L.P. 23

Proven Track Record(1) $30 $27 $24 Billions $21 $ — $18(2) $15 Assets $12 Total $9 $6 $3 $0 $28.3 $26.2 $22.5$24.2 G R $19.1 C A $17.5 6% 3 $11.3 $4.2 $4.8 $2.0 $2.4 $1.5 $0.7 19 98 1999 2000 1200% 2001 2002 20 03 2004 2005 20 06 2007 2008 2009 2Q10 Daily Liquidity(3) — $Millions 10 20 30 40 50 60 70 $62 $52 $35 $22 $10 EPD KMP ETP PAA BWP 1200% Distributions 1000% 800% 600% w/Reinvested 400% Return 200% Total 0% -200% 984% 491% 2.7% 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2Q 10 EPD Alerian MLP Index S&P 500 (1) Past results may not be representative of future performance. EPD (2) Total assets presented for 2005 through 2008 have been recast to include TEPPCO. (3) Based on trailing 6-month average as of September 3, 2010. Source: Bloomberg All rights reserved. Enterprise Products Partners L.P. 24

Non-GAAP Reconciliations All rights reserved. Enterprise Products Partners L.P.

Non-GAAP Financial Measures This presentation utilizes the Non-GAAP financial measures of Gross Operating Margin, Adjusted EBITDA and Distributable Cash Flow. In general, we define Gross Operating Margin as operating income before: (i) depreciation, amortization and accretion expense; (ii) non-cash asset impairment charges; (iii) operating lease expenses for which we do not have the payment obligation; (iv) gains and losses from asset sales and related transactions; and (v) general and administrative costs. The GAAP financial measure most directly comparable to Gross Operating Margin is operating income. In general, we define distributable cash flow as net income or loss attributable to Enterprise Products Partners L.P. adjusted for: (i) the addition of depreciation, amortization and accretion expense; (ii) the addition of operating lease expenses for which we do not have the payment obligation; (iii) the addition of cash distributions received from unconsolidated affiliates less equity in income from unconsolidated affiliates; (iv) the subtraction of sustaining capital expenditures and cash payments to settle asset retirement obligations; (v) the addition of losses or subtraction of gains from asset sales and related transactions; (vi) the addition of cash proceeds from asset sales or related transactions; (vii) the return of an investment in an unconsolidated affiliate (if any); (viii) the addition of losses or subtraction of gains on the monetization of derivative instruments recorded in accumulated other comprehensive income (loss), if any, less related amortization of such amount to earnings; (ix) the addition of transition support payments received from El Paso Corporation related to the GulfTerra merger; (x) the addition of net income attributable to the noncontrolling interest associated with the public unitholders of Duncan Energy Partners L.P., less related distributions to be paid to such holders with respect to the period of calculation; and (xi) the addition or subtraction of other miscellaneous non-cash amounts (as applicable) that affect net income or loss for the period. The GAAP measure most directly comparable to Distributable Cash Flow is net cash flows provided by operating activities. We define Adjusted EBITDA as net income or loss minus equity in income of unconsolidated affiliates, plus distributions received from unconsolidated affiliates, interest expense, provision for income taxes and depreciation, amortization and accretion expense. Adjusted EBITDA is commonly used as a supplemental financial measure by management and external users of our financial statements, such as investors, commercial banks, research analysts and rating agencies, to assess: (i) the financial performance of our assets without regard to financing methods, capital structures or historical cost basis; (ii) the ability of our assets to generate cash sufficient to pay interest and support our indebtedness; and (iii) the viability of projects and the overall rates of return on alternative investment opportunities. Since Adjusted EBITDA excludes some, but not all, items that affect net income or loss and because these measures may vary among other companies, the Adjusted EBITDA data presented in this press release may not be comparable to similarly titled measures of other companies. The GAAP measure most directly comparable to Adjusted EBITDA is net cash flows provided by operating activities. All rights reserved. Enterprise Products Partners L.P. 26

Non-GAAP Reconciliations Enterprise Products Partners L.P. Gross Operating Margin (Dollars in millions) For the Year Ended December 31, 2010 2006 2007 2008 2009 1Q 2Q LTM 6/30/10 Gross operating margin by segment: NGL Pipelines & Services $785.7 $848.0 $1,325.0 $1,628.7 $437.3 $441.0 $1,792.3 Onshore Natural Gas Pipelines & Services 478.9 493.2 589.9 501.5 130.3 106.9 455.6 Onshore Crude Oil Pipelines & Services 97.8 109.6 132.2 164.4 26.7 25.9 124.4 Offshore Pipelines & Services 103.4 171.6 187.0 180.5 81.1 82.8 284.2 Petrochemical & Refined Products Services 305.1 342.0 374.9 364.7 120.0 158.1 457.2 Total gross operating margin 1,770.9 1,964.4 2,609.0 2,839.8 795.4 814.7 3,113.7 Adjustments to reconcile gross operating margin to operating income: Amounts included in operating costs and expenses: Depreciation, amortization and accretion (556.9) (647.9) (725.4) (809.3) (212.4) (227.0) (851.8) Non-cash asset impairment charges — — — (33.5) (1.5) — (32.7) Operating lease expenses paid by EPCO (2.1) (2.1) (2.0) (0.7) (0.2) (0.1) (0.7) Gain (loss) on asset sales and related transactions 5.1 7.8 4.0 — 7.3 (1.7) 5.2 General and administrative costs (95.9) (127.2) (137.2) (172.3) (37.6) (37.9) (166.8) Operating income $1,121.1 $1,195.0 $1,748.4 $1,824.0 $551.0 $548.0 $2,066.9 All rights reserved. Enterprise Products Partners L.P. 27

Non-GAAP Reconciliations Enterprise Products Partners L.P. Adjusted EBITDA (Dollars in millions) For the Year Ended December 31, 2010 2006 2007 2008 2009 1Q 2Q Reconciliation of non-GAAP “Adjusted EBITDA” to GAAP “Net income” and GAAP “net cash flows provided by operating activities” Net income $787.6 $838.0 $1,188.9 $1,155.1 $393.8 $373.3 Adjustments to derive EBITDA: Equity in income of unconsolidated affiliates (25.2) (10.5) (34.9) (51.2) (16.0) (16.7) Distributions received from unconsolidated affiliates 76.5 87.0 80.8 86.6 30.2 28.6 Interest expense 324.2 413.0 540.7 641.8 148.6 168.6 Provision for income taxes 22.0 15.7 31.0 25.3 8.7 6.5 Depreciation, amortization and accretion in costs and expenses 564.1 661.4 739.6 828.5 218.1 233.5 Adjusted EBITDA 1,749.2 2,004.6 2,546.1 2,686.1 783.4 793.8 Adjustments to Adjusted EBITDA to derive net cash flows provided by operating activities (add or subtract as indicated by sign of number): Interest expense (324.2) (413.0) (540.7) (641.8) (148.6) (168.6) Provision for income taxes (22.0) (15.7) (31.0) (25.3) (8.7) (6.5) Loss (gain) on asset sales and related transactions (5.1) (67.4) (4.0) — (7.5) 1.8 Non-cash asset impairment charge — — — 33.5 1.5 - Loss on forfeiture of investment in Texas Offshore Port System — — — 68.4 — - Operating lease expenses paid by EPCO 2.1 2.1 2.0 0.7 0.2 0.1 Miscellaneous non-cash and other amounts to reconcile Adjusted EBITDA and net cash flows provided by operating activities 12.9 8.1 5.8 9.7 (7.5) 3.4 Net effect of changes in operating accounts 46.2 434.9 (411.1) 245.9 74.1 (410.6) Net cash flows provided by operating activities $1,459.1 $1,953.6 $1,567.1 $2,377.2 $686.9 $213.4 All rights reserved. Enterprise Products Partners L.P. 28

Non-GAAP Reconciliations Enterprise Products Partners L.P. Distributable Cash Flow (Dollars in millions) For the Year Ended December 31, 2010 2006 2007 2008 2009 1Q 2Q Reconciliation of Non-GAAP “Distributable cash flow” to GAAP “Net income” and GAAP “Net cash flows provided by operating activities” Net income attributable to Enterprise Products Partners L.P. $601.1 $533.6 $954.0 $1,030.9 $377.8 $357.2 Adjustments to Net income attributable to Enterprise Products Partners L.P. to derive Distributable cash flow (add or subtract as indicated by sign of number): Depreciation, amortization and accretion 448.2 523.8 562.2 725.5 217.6 233.8 Operating lease expense paid by EPCO 2.1 2.1 2.0 0.7 0.2 0.1 Monetization of interest rate hedging derivative instruments — 48.9 (14.4) 0.2 — 1.3 Amortization of net losses (gains) related to monetization of derivative instruments (3.8) (4.0) (4.4) 1.0 1.4 1.4 Equity in income of unconsolidated affiliates (21.6) (29.7) (59.1) (61.4) (16.0) (16.7) Distributions received from unconsolidated affiliates 43.0 73.6 98.6 127.4 30.2 28.6 Loss (gain) on asset sales and related transactions (3.3) 5.4 (3.7) 0.1 (7.5) 1.8 Proceeds from asset sales and related transactions 3.9 12.0 16.0 3.5 21.7 2.4 Sustaining capital expenditures (119.4) (162.5) (188.7) (166.6) (32.6) (72.7) El Paso transition support payments 14.3 9.0 — — — - Net income attributable to noncontrolling interest — DEP public unitholders — 13.9 17.2 31.3 8.7 9.6 Distribution to be paid to DEP public unitholders with respect to period — (21.9) (25.1) (38.0) (10.7) (10.4) Cash expenditures for asset abandonment activities — (5.0) (7.2) (12.4) (2.0) (1.2) Net loss of TEPPCO for third quarter 2009 — — — (42.1) — - Other miscellaneous adjustments to derive distributable cash flow 13.0 2.0 30.8 43.1 (8.4) (3.2) Distributable cash flow 977.5 1,001.2 1,378.2 1,643.2 580.4 532.0 Adjustments to Distributable cash flow to derive Net cash flows provided by operating activities (add or subtract as indicated by sign of number): Monetization of interest rate hedging derivative instruments — (48.9) 14.4 (0.2) — (1.3) Amortization of net gains related to monetization of derivative instruments 3.8 4.0 4.4 (1.0) (1.4) (1.4) Proceeds from asset sales and related transactions (3.9) (12.0) (16.0) (3.5) (21.7) (2.4) Sustaining capital expenditures 119.4 162.5 188.7 166.6 32.6 72.7 El Paso transition support payments (14.3) (9.0) — — — - Net income attributable to noncontrolling interests 9.1 30.6 41.4 75.7 16.0 16.1 Net income attributable to noncontrolling interest — DEP public unitholders — (13.9) (17.2) (31.3) (8.7) (9.6) Distribution to be paid to DEP public unitholders with respect to period — 21.9 25.1 38.0 10.7 10.4 Cash expenditures for asset abandonment activities — 5.0 7.2 12.4 2.0 1.2 Miscellaneous non-cash and other amounts to reconcile distributable cash flow with net cash flows provided by operating activities — 8.2 (31.6) (5.2) 2.9 6.3 Net effect of changes in operating accounts 83.4 441.3 (357.4) 284.7 74.1 (410.6) Operating cash flows for the six months ended June 30, 2009 attributable to the inclusion of TEPPCO amounts in our recast financial statements — — — 197.8 — - Net cash flows provided by operating activities $1,175.0 $1,590.9 $1,237.2 $2,377.2 $686.9 $213.4 Enterprise Products Partners’ total distributable cash flow for periods prior to July 1, 2009 is calculated based on and reconciled to the historical financial results (pre-recast) for Enterprise Products Partners. Total distributable cash flow for periods beginning on and subsequent to July 1, 2009 is calculated based on the recast historical financial results for Enterprise Products Partners, which includes amounts attributable to TEPPCO Partners, L.P. and its consolidated subsidiaries prior to October 26, 2009. All rights reserved. Enterprise Products Partners L.P. 29